Exhibit 99.1

ITEM 3.	LEGAL PROCEEDINGS

Overview

We currently are a party to a number of disputes that involve or may involve litigation or other legal or regulatory proceedings. Generally, there are three types of legal proceedings to which we have been made a party:

•	Claims and investigations arising from our continuing inability to timely file periodic reports under the Exchange Act, and the restatement of our financial statements for certain prior periods to correct accounting errors and departures from generally accepted accounting principles for those years (“SEC Reporting Matters”);

•	Claims and investigations being conducted by agencies or officers of the U.S. Federal government and arising in connection with our provision of services under contracts with agencies of the U.S. Federal government (“Government Contracting Matters”); and

•	Claims made in the ordinary course of business by clients seeking damages for alleged breaches of contract or failure of performance, by current or former employees seeking damages for alleged acts of wrongful termination or discrimination, and by creditors or other vendors alleging defaults in payment or performance (“Other Matters”).

We currently maintain insurance in types and amounts customary in our industry, including coverage for professional liability, general liability and management and director liability. Based on management’s current assessment and insurance coverages believed to be available, we believe that the Company’s financial statements include adequate provision for estimated losses that are likely to be incurred with regard to all matters of the types described above.

SEC Reporting Matters

2005 Class Action Suits. In and after April 2005, various separate complaints were filed in the U.S. District Court for the Eastern District of Virginia, alleging that the Company and certain of its current and former officers and directors violated Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act by, among other things, making materially misleading statements between August 14, 2003 and April 20, 2005 with respect to our financial results in our SEC filings and press releases. On January 17, 2006, the court certified a class, appointed class counsel and appointed a class representative. The plaintiffs filed an amended complaint on March 10, 2006 and the defendants, including the Company, subsequently filed a motion to dismiss that complaint, which was fully briefed and heard on May 5, 2006. We were awaiting a ruling when, on March 23, 2007, the court stayed the case, pending the U.S. Supreme Court’s decision in the case of Makor Issues & Rights, Ltd v. Tellabs, argued before the Supreme Court on March 28, 2007. On June 21, 2007, the Supreme Court issued its opinion in the Tellabs case, holding that to plead a strong inference of a defendant’s fraudulent intent under the applicable federal securities laws, a plaintiff must demonstrate that such an inference is not merely reasonable, but cogent and at least as compelling as any opposing inference of non-fraudulent intent. The Supreme Court decision is expected to significantly inform the court’s decision regarding the complaint and our motion to dismiss the complaint. It is not possible to predict with certainty whether or not we will ultimately be successful in this matter or, if not, what the impact might be.

2005 Shareholder’s Derivative Demand. On May 21, 2005, we received a letter from counsel representing one of our shareholders requesting that we initiate a lawsuit against our Board of Directors and certain present and former officers of the Company, alleging breaches of the officers’ and directors’ duties of care and loyalty to the Company relating to the events disclosed in our report filed on Form 8-K, dated April 20, 2005. On January 21, 2006, the shareholder filed a derivative complaint in the Circuit Court of Fairfax County, Virginia, that was not served on the Company until March 2006. The shareholder’s complaint alleged that his demand was not acted upon and alleged the breach of fiduciary duty claims previously stated in his demand. The complaint also included a non-derivative claim seeking the scheduling of an annual meeting in 2006. On May 18, 2006, following an extensive audit committee investigation, our Board of Directors responded to the shareholder’s demand by declining at that time to file a suit alleging the claims asserted in the shareholder’s demand. The shareholder did not amend the complaint to reflect the refusal of his demand. We filed demurrers on August 11, 2006, which effectively sought to dismiss the matter related to the fiduciary duty claims. On November 3, 2006, the court granted the demurrers and dismissed the fiduciary claims, with leave to file amended claims. As a result of our annual meeting of stockholders held on December 14, 2006, the claim seeking the scheduling of an annual meeting became moot. On January 3, 2007, the plaintiff filed an amended derivative complaint re-asserting the previously dismissed derivative claims and alleging that the Board’s refusal of his demand was not in good faith. The Company’s renewed motion to dismiss all remaining claims was heard on March 23, 2007 and no ruling has yet been entered.

SEC Investigation. On April 13, 2005, pursuant to the same matter number as its inquiry concerning our restatement of certain financial statements issued in 2003, the staff of the SEC’s Division of Enforcement requested information and documents relating to our March 18, 2005 Form 8-K. On September 7, 2005, we announced that the staff had issued a formal order of investigation in this matter. We subsequently have received subpoenas from the staff seeking production of documents and information, including certain information and documents related to an investigation conducted by our Audit Committee. We continue to provide information and documents to the SEC as requested. The investigation is ongoing and the SEC is in the process of taking the testimony of a number of our current and former employees, as well as one of our former directors.

In connection with the investigation by our Audit Committee, we became aware of incidents of possible non-compliance with the Foreign Corrupt Practices Act and our internal controls in connection with certain of our operations in China and voluntarily reported these matters to the SEC and U.S. Department of Justice in November 2005. Both the SEC and the Department of Justice are investigating these matters in connection with the formal investigation described above. On March 27, 2006, we received a subpoena from the SEC regarding information related to these matters.

Government Contracting Matters

California Subpoenas. In December 2004, we were served with a subpoena by the Grand Jury for the United States District Court for the Central District of California. The subpoena sought records relating to twelve contracts between the Company and the U.S. Federal government, including two General Service Administration (“GSA”) schedules, as well as other documents and records relating to our U.S. Federal government work. We have produced documents in accordance with an agreement with the Assistant U.S. Attorney. The focus of the review is upon our billing and time/expense practices, as well as alliance agreements where referral or commission payments were permitted. In July 2005, we received a subpoena by the U.S. Army related to Department of Defense contracts. We subsequently were served with several subpoenas issued by the inspectors general of the GSA and the Department of Defense. These subpoenas are largely duplicative of the grand jury subpoena. In December 2006, the Company’s counsel was informally informed by the Assistant U.S. Attorney involved in this matter that the government has declined to pursue any criminal proceedings arising out of this matter. The government continues to pursue the investigation on the civil side. We continue to cooperate fully and have produced substantial amounts of documents and other information. At this time, we cannot predict the outcome of the investigation.

Core Financial Logistics System. There is an ongoing investigation of the Core Financial Logistics System (“CoreFLS”) project by the Inspector General’s Office of the Department of Veterans Affairs and by the Assistant U.S. Attorney for the Central District of Florida. To date, we have been issued three subpoenas, in June 2004, December 2004 and May 2006, seeking the production of documents relating to the CoreFLS project. We are cooperating with the investigation and have produced documents in response to the subpoenas. To date, there have been no specific allegations of criminal or fraudulent conduct on our part or any contractual claims filed against us by the Veterans Administration in connection with the project. We continue to believe we have complied with all of our obligations under the CoreFLS contract. We cannot, however, predict the outcome of the inquiry.

Other Matters

Peregrine Litigation. We were named as a defendant in several civil lawsuits regarding certain software resale transactions with Peregrine Systems, Inc. during the period 1999 and 2001, in which purchasers and other individuals who acquired Peregrine stock alleged that we participated in or aided and abetted a fraudulent scheme by Peregrine to inflate Peregrine’s stock price, and we were also sued by a trustee succeeding the interests of Peregrine for the same conduct. In December 2005, we executed conditional settlement agreements whereby we were released from liability in these matters and in all claims for indemnity by KPMG, our former parent, in each of these cases. We issued settlement payments of approximately $36.9 million with respect to these matters in September 2006. In addition, on January 5, 2006, we finalized an agreement with KPMG, providing conditional mutual releases to each other from fee advancement and indemnification claims with respect to these matters, with no settlement payment or other exchange of monies between the parties.

We did not settle the In re Peregrine Systems, Inc. Securities Litigation and on January 19, 2005, the matter was dismissed by the trial court as it relates to us. The plaintiffs have appealed the dismissal and briefing of the appeal has been completed. To the extent that any judgment is entered in favor of the plaintiffs against KPMG, KPMG has notified us that it will seek indemnification for any such sums. The Company disputes KPMG’s entitlement to any such indemnification.

On November 16, 2004, Larry Rodda, a former employee, pled guilty to one count of criminal conspiracy in connection with the Peregrine software resale transactions that continue to be the subject of the government inquiries. Mr. Rodda also was named in a civil suit brought by the SEC. We were not named in the indictment or civil suit, and are cooperating with the government investigations.

Series B Debenture Suit. On September 8, 2005, certain holders of our 2.75% Series B Convertible Subordinated Debentures (the “Series B Debentures”) provided a purported Notice of Default to us based upon our failure to timely file certain of our SEC periodic reports due in 2005. Thereafter, these holders asserted that as a result, the principal amount of the Series B Debentures, accrued and unpaid interest and unpaid damages were due and payable immediately.

The indenture trustee for the Series B Debentures then brought suit against us and, on September 19, 2006, the Supreme Court of New York ruled on motion that we were in default under the indenture for the Series B Debentures and ordered that the amount of damages be determined subsequently at trial. We believed the ruling to be in error and on September 25, 2006, appealed the court’s ruling and moved for summary judgment on the matter of determination of damages.

After further negotiations, we and the relevant holders of our Series B Debentures entered into a First Supplemental Indenture (the “First Supplemental Indenture”) with The Bank of New York, as trustee, which amends the subordinated indenture governing our 2.50% Series A Convertible Subordinated Debentures due 2024 (the “Series A Debentures”) and the Series B Debentures. Concurrently, we and the relevant holders of our Series B Debentures lawsuit agreed to discontinue the lawsuit.

The First Supplemental Indenture modifies the debentures to include: (i) a waiver of our SEC reporting requirements under the subordinated indenture through October 31, 2008, (ii) the interest rate payable on all Series A Debentures from 3.00% per annum to 3.10% per annum until December 23, 2011, and (iii) adjustment of the interest rate payable on all Series B Debentures from 3.25% per annum to 4.10% per annum until December 23, 2014.

In order to address any possibility of a claim of cross-default, on November 2, 2006, we entered into a First Supplemental Indenture with The Bank of New York, as trustee, which amends the indenture governing our 5.0% Convertible Senior Subordinated Debentures due 2025. The supplemental indenture includes a waiver of our SEC reporting requirements through October 31, 2007 and provides for further extension through October 31, 2008 upon our payment of an additional fee of 0.25% of the principal amount of the debentures. We paid to certain consenting holders of these debentures a consent fee equal to 1.00% of the outstanding principal amount of the debentures. In addition, on November 9, 2006, we entered into an agreement with the holders of our 0.50% Convertible Senior Subordinated Debentures due July 2010, pursuant to which we paid a consent fee equal to 1.00% of the outstanding principal amount of the debentures, in accordance with the terms of the purchase agreement governing the issuance of these debentures.